UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                 No  ☒

NATURA &CO HOLDING S.A. Companhia Aberta CNPJ/MF No. 32.785.497/0001-97	NATURA COSMÉTICOS S.A. Companhia Aberta CNPJ/MF No. 71.673.990/0001-77

MATERIAL FACT

Board of Directors authorizes management to explore strategic alternatives for The Body Shop.

NATURA &CO HOLDING S.A. (B3: NTCO3; NYSE: NTCO) and NATURA COSMÉTICOS S.A. (together “Natura”),  hereby communicates to Natura &Co shareholders and the market in general that Natura &Co Holding S.A.´s Board of Directors recently authorized its management to explore strategic alternatives for The Body Shop, a wholly-owned subsidiary of Natura, which may include a potential sale of this business.

There can be no assurance that this process will result in any transaction. Natura does not intend to comment on or provide updates regarding this matter unless and until it determines that further disclosure is appropriate or required based on the then-current facts and circumstances.

This communication is being issued in accordance with Rule 135 under the Securities Act of 1933, as amended (“Securities Act”). This communication does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. Any offers, solicitations or sales of securities will be made in accordance with the registration requirements of the Securities Act.

São Paulo, August 28, 2023.

Guilherme Castellan Chief Financial and Investor Relations Officer NATURA &CO HOLDING S.A.	João Paulo Brotto Gonçalves Ferreira Chief Executive and Investor Relations Officer NATURA COSMÉTICOS S.A.

NATURA &CO HOLDING S.A. Companhia Aberta CNPJ/MF No. 32.785.497/0001-97	NATURA COSMÉTICOS S.A. Companhia Aberta CNPJ/MF No. 71.673.990/0001-77

FATO RELEVANTE

Conselho de Administração autoriza a Diretoria explorar alternativas estratégicas para a The Body Shop.

NATURA &CO HOLDING S.A. (B3: NTCO3; NYSE: NTCO) e NATURA COSMÉTICOS S.A. (em conjunto “Natura”), vêm, por meio deste fato relevante, informar aos acionistas da Natura &Co e ao mercado em geral que o Conselho de Administração da Natura &Co Holding S.A. autorizou, recentemente, a Diretoria explorar alternativas estratégicas para a The Body Shop, subsidiária integral da Natura, incluindo uma potencial venda deste negócio.

Não há qualquer garantia de que a autorização concedida irá resultar em uma transação. A Natura não pretende comentar ou fornecer atualizações sobre esse assunto, a menos que ou até que determine que uma divulgação adicional é apropriada ou necessária com base nos fatos e circunstâncias.

São Paulo, 28 de agosto de 2023.

Guilherme Castellan Diretor Financeiro e de Relações com Investidores NATURA &CO HOLDING S.A.	João Paulo Brotto Gonçalves Ferreira Diretor Presidente e de Relações com Investidores NATURA COSMÉTICOS S.A.

Este comunicado não constitui uma oferta de venda ou solicitação de uma oferta de compra de quaisquer valores mobiliários. Quaisquer ofertas, solicitações ou ofertas de compra, ou quaisquer vendas de valores mobiliários serão feitas de acordo com os requisitos do registro do Securities Act de 1933, conforme alterado.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.
By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: August 28, 2023